Exhibit 99.2

ASML Affirms 2020 Growth Opportunity

NEW YORK, United States, 31 October 2016 – ASML Holding NV (ASML) today confirms its view, first stated at the 2014 investor day, of an annual revenue opportunity of EUR 10 billion in 2020. The operational leverage in our business model is expected to lead to an opportunity in 2020 to increase the gross margin to around 50 percent and together with expected higher sales to a rise in earnings per share to more than 8 euros. The planned acquisition of Hermes Microvision Inc. (HMI) will provide additional opportunities for growth.

At ASML’s Investor Day today in New York City, executive management will lay out the key drivers, market opportunities and operational priorities that are expected to enable the company’s continued growth and value creation.

The event starts at 9:00 AM Eastern Time (2:00 PM Central European Time) and will be webcast live on www.asml.com.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 15,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward-Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to annual revenue opportunity in 2020, expected opportunities for increases in gross margin, expected higher sales, expected opportunities for an increase in EPS in 2020, the growth opportunities created by ASML’s acquisition of HMI and the drivers, market opportunities and operational priorities that are expected to enable the ASML’s growth and value creation. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.